SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934


                       ResCon Technology Corporation
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                              (Name of Issuer)

                  Common Stock $.0001 par value per share
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                       (Title of Class of Securities)

                                 760844308
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                               (CUSIP Number)

Christian Nigohossian                                  Ronald Poulton, Esq.
Radical Technologies, Inc.                                 Poulton & Yordan
25 Fairchild Avenue, Suite 500          136 East South Temple, Suite 1700-A
Plainview, New York 11803                        Salt Lake City, Utah 84111
(516) 576-0060                                               (801) 355-1341
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    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notes and Communications)

                             February 28, 2003
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SCHEDULE 13D/A
________________________                                 __________________
CUSIP No. 760844308                                       Page 2 of 5 Pages
________________________                                 __________________


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1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Radical Technologies, Inc.
     11-3574759
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [ X ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (See Instructions)

     AF
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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NUMBER OF           7.   SOLE VOTING POWER 2,200,000
SHARES                   -------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER 0
OWNED BY                 -------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER 2,200,000
REPORTING                -------------------------------------------------
PERSON WITH         10.  SHARED DISPOSITIVE POWER 0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,200,000
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [   ]
     CERTAIN SHARES (See Instructions)

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.6%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
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________________________                                 __________________
CUSIP No. 760844308                                       Page 3 of 5 Pages
________________________                                 __________________


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1.   NAME OF REPORTING PERSON
     S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Christian Nigohossian
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [   ]
                                                            (b) [ X ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS (See Instructions)

     OO
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [   ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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NUMBER OF           7.   SOLE VOTING POWER 2,200,000
SHARES                   -------------------------------------------------
BENEFICIALLY        8.   SHARED VOTING POWER 0
OWNED BY                 -------------------------------------------------
EACH                9.   SOLE DISPOSITIVE POWER 2,200,000
REPORTING                -------------------------------------------------
PERSON WITH         10.  SHARED DISPOSITIVE POWER 0

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

     2,200,000
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12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [   ]
     CERTAIN SHARES (See Instructions)

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.6%
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14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
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                                                          Page 4 of 5 pages


     This Amendment amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on July 22, 2002. Unless otherwise stated herein, the Original 13D, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the shares for investment purposes.

     (a) On July 12, 2002, the Reporting Person and its then wholly-owned subsidiary GIT Securities Corporation, a Nevada corporation ("GIT") consummated an Agreement and Plan of Reorganization (the "Agreement") with ResCon Technology Corporation, a Nevada corporation ("ResCon") whereby ResCon was to acquire the Reporting Person's equity interest in GIT. GIT is a broker-dealer registered with the National Association of Securities Dealers ("NASD"). As an NASD broker-dealer, GIT is required to obtain NASD approval of any change in its beneficial ownership that exceeds 25%. Pursuant to the terms and conditions of the Agreement, the Reporting Person acquired 10,000,000 restricted common shares of ResCon in exchange for 20% of the issued and outstanding common shares of GIT. Upon NASD approval of the change in beneficial ownership of GIT, the Reporting Person was to acquire an additional 1,000,000 ResCon common shares in exchange for the remaining 80% equity interest in GIT.

     To date, GIT has been unable to obtain NASD approval of the change of beneficial ownership of GIT from the Reporting Person to ResCon.
Therefore, ResCon, the Reporting Person and GIT have agreed that the Reporting Person will return for cancellation the 10,000,000 shares of common stock it was issued upon closing the Agreement. In place of the 10,000,000 shares, the Reporting Person will be issued 2,200,000 restricted shares of ResCon common stock for the 20% equity interest it holds in GIT. Upon cancellation of the 10,000,000 shares and issuance of the 2,200,000 share, ResCon intends to make new application to the NASD for approval of a change in the beneficial ownership of GIT. If NASD approval is granted, ResCon will issue an additional 8,800,000 restricted common shares to the Reporting Person to acquire the remaining 80% equity interest in GIT.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As disclosed in Item 4(a) above, under the terms and conditions of the Agreement and Plan of Reorganization if the NASD approves the change in beneficial ownership of GIT, the Reporting Person shall deliver to ResCon the remaining 160 issued and outstanding common shares of GIT in exchange for an additional 8,800,000 restricted common shares of Rescon.


                                                          Page 5 of 5 pages


                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Radical Technologies, Inc.


Date: March 10, 2003               /s/ Christian Nigohossian
                                   ---------------------------------
                                   Christian Nigohossian, President


Date: March 10, 2003               /s/ Christian Nigohossian
                                   ---------------------------------
                                   Christian Nigohossian, an individual